Chemical Financial Corporation

2000

SUMMARY ANNUAL REPORT



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2000 HIGHLIGHTS

*T*his is Chemical Financial Corporation's Summary Annual Report. This report presents information concerning the business and financial results of Chemical Financial Corporation in a format that we believe our shareholders will find useful and informative.

The year 2000 marked the 26th consecutive year of both increased operating earnings and cash dividends.

- Net income in 2000 was $29.01 million, up 4.7% over 1999 net income of $27.71 million.

- Earnings per share in 2000 were $2.06, up 6.2% over 1999 earnings per share of $1.94.

- Return on average assets was 1.49% in 2000, compared to 1.47% in 1999.

- Cash dividends per share in 2000 were $.88, up 10% over 1999 cash dividends per share of $.80.

The Corporation's financial position remained strong at December 31, 2000.

- Total assets increased $83 million, or 4.4%, during 2000 to $1.97 billion as of December 31, 2000.

- Total loans increased $76.9 million, or 7.6%, and total deposits increased $44.5 million, or 2.9%, during 2000.

- Shareholders' equity increased $19.1 million, or 7.7%, during 2000 to $268.7 million as of December 31, 2000, and represented 13.6% of total assets.

- The allowance for loan losses was $18.2 million, or 1.68% of total loans.

The Corporation completed its merger with Shoreline Financial Corporation, a one-bank holding company headquartered in Benton Harbor, Michigan, on January 9, 2001. The information contained in this Summary Annual Report does not include amounts of Shoreline Financial Corporation, unless specifically otherwise noted.

CHEMICAL FINANCIAL CORPORATION

*C*hemical Financial Corporation is a diversified financial services company providing a full range of commercial, consumer, mortgage, trust, insurance and financial planning services. We served a broad customer base through 88 banking offices across 24 counties in the lower peninsula of Michigan as of December 31, 2000.

The Corporation's philosophy focuses on a "family" of community banks, with directors, community bank directors, officers and employees who live, work and are involved within the communities the Corporation serves. We believe that we have a vested interest in the success of our customers and our hometown communities.

The Corporation is headquartered in Midland, Michigan, and had total assets of $1.97 billion at December 31, 2000. In addition to its banking offices, the Corporation had 95 ATM locations, with 29 located off bank premises. At year-end, the Corporation had 943 employees on a full-time equivalent basis and its shareholders totaled approximately 6500, of which approximately 4300 were shareholders of record.

On December 31, 2000, the Corporation completed the consolidation of nine of its ten community bank charters into two: Chemical Bank and Trust Company, headquartered in Midland, and Chemical Bank West, headquartered in Cadillac. The internal consolidation will provide us with back-room operating efficiencies.

The Corporation completed its merger with Shoreline Financial Corporation, a one-bank holding company, headquartered in Benton Harbor, Michigan, on January 9, 2001. The merger added approximately $1.1 billion in assets, 30 banking offices, 2 loan production offices and 1500 new shareholders to the organization.

Shoreline Financial Corporation originated more than 100 years ago as Benton Harbor State Bank. It will continue to provide financial services to communities in southwest Michigan through a separate subsidiary of the Corporation.

We look forward to the future as a larger financial institution with greater resources to better serve our customers and shareholders. Our commitment to our shareholders, employees and communities will remain intact and our emphasis will continue to be to develop and sustain personal, long-term relationships with our customers.

"OUR CORNER" AT MAIN AND TOWNSEND



Reference Guide

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2000	1999	1998	1997	1996
			Years Ended December 31		
Operating Results (In thousands)					
Net interest income	$77,050	$74,632	$71,946	$69,040	$67,090
Provision for loan losses	487	483	964	1,002	1,128
Noninterest income	17,364	16,217	16,151	13,122	12,198
Operating expenses	50,860	48,986	48,307	45,718	45,124
Net income	29,006	27,709	26,046	23,889	22,003
Per Share Data*					
Net income					
Basic	$ 2.07	$ 1.96	$ 1.84	$ 1.69	$ 1.56
Diluted	2.06	1.94	1.82	1.67	1.54
Cash dividends declared and paid	.88	.80	.73	.64	.55
Book value end-of-period	19.19	17.71	17.07	15.87	14.73
Market value end-of-period	23.25	29.52	31.90	34.10	28.66
Shares outstanding end-of-period (In thousands)*	14,004	14,095	14,171	14,113	14,070
At Year End (In thousands)					
Assets	$1,973,424	$1,890,376	$1,872,626	$1,765,100	$1,698,774
Loans	1,085,876	1,009,017	898,293	845,600	807,653
Deposits	1,606,217	1,561,702	1,554,271	1,475,841	1,429,915
Long-term debt	185	200	8,000	9,000	10,000
Shareholders' equity	268,729	249,581	241,839	223,925	207,269
Average Balances (In thousands)					
Assets	$1,944,271	$1,888,169	$1,804,022	$1,726,960	$1,688,214
Earning assets	1,826,733	1,767,621	1,693,780	1,619,387	1,581,778
Loans	1,037,753	962,104	879,886	820,451	792,209
Deposits	1,597,173	1,562,580	1,506,700	1,453,110	1,429,176
Long-term debt	190	8,023	8,994	9,236	10,976
Shareholders' equity	257,818	245,364	230,045	215,957	201,425
Financial Ratios					
Return on average assets	1.49%	1.47%	1.44%	1.38%	1.30%
Return on average shareholders' equity	11.3	11.3	11.3	11.1	10.9
Net interest margin	4.30	4.30	4.33	4.35	4.33
Efficiency ratio	53.0	53.1	54.0	54.7	56.0
Average shareholders' equity to average assets	13.3	13.0	12.8	12.5	11.9
Cash dividends paid per share to diluted net income per share	42.7	41.2	40.3	38.2	36.0
Tangible equity to assets	13.3	12.9	12.7	12.5	12.0
Total risk-based capital	26.6	28.1	28.8	31.8	30.7
Credit Quality Statistics					
Allowance for loan losses to total loans	1.68%	1.80%	2.01%	2.05%	2.06%
Nonperforming loans as a percent of total loans	.17	.33	.35	.36	.23
Nonperforming assets as a percent of total assets	.10	.19	.18	.18	.12
Net loans charged-off as a percent of average loans	.04	.04	.03	.03	.05

*Adjusted for stock dividends and stock splits

Book Value Per Share



(December 31)
(In dollars)

Cash Dividends Per Share



(In dollars)

Total Assets



(December 31)
(In millions
of dollars)



ALAN W. OTT
Chairman of the Board

To Our Shareholders:

*T*he year of 2000 proved to be a very significant year in the history of Chemical Financial Corporation. We had record earnings from operations for the 26th consecutive year. Our agreement to merge with Shoreline Financial Corporation was announced in August. And finally, we completed a major reorganization of nine of our ten Chemical Bank affiliates as the year ended.

Turning first to the financial performance of Chemical Financial Corporation as it was structured throughout 2000, net income for the year was $29,006,000, an increase of 4.7 percent over 1999 net income of $27,709,000. Net income per share was $2.06, up 6.2 percent over 1999 earnings per share of $1.94. The Corporation's return on average assets was 1.49 percent in 2000, compared with 1.47 percent in the previous year.

Total assets at year-end 2000 were $1.97 billion, 4.4 percent higher than total assets of $1.89 billion reported one year earlier. Total deposits at December 31, 2000 were $1.61 billion, as compared to $1.56 billion in deposits at the end of 1999. Total loans increased $76.9 million, or 7.6 percent, during 2000, to a new high of $1.09 billion at year-end.

Our merger with Shoreline Financial Corporation was completed on January 9, 2001. On a pro forma basis, had Shoreline been included in our December 31, 2000 balance sheet and income statement, combined net income of our two companies would have been $40.8 million and total year-end assets would have

been $3.05 billion. Pro forma combined total deposits would have stood at $2.44 billion and total loans would have been $1.85 billion. The combined pro forma shareholders' equity would have been approximately $358 million, representing nearly 12 percent of total assets. A comparison of these pro forma combined totals with the actual totals of Chemical Financial Corporation prior to the merger illustrates the magnitude of the Shoreline transaction and the importance of the merger to the shareholders of both companies.

The Corporation's merger with Shoreline Financial Corporation brings together two banking organizations to create one of the largest bank holding companies headquartered in Michigan. Together, Chemical and Shoreline operate 118 full service banking offices and two loan production offices spread across 30 counties in Michigan's lower peninsula.

*B*eyond increasing financial totals, the merger will result in various synergies that are expected to be of long-term benefit. For example, three new directors joined the Corporation's board of directors at its January, 2001 meeting. Dan L. Smith, Shoreline's longtime chairman, former president and chief executive officer, brings 44 years of community banking experience to the board's deliberations. J. Daniel Bernson is a prominent business executive in southwest Michigan and L. Richard Marzke is a successful entrepreneur who has been a community bank director for 23 years.

Shoreline Financial Corporation's subsidiary bank, Shoreline Bank, will change its name to Chemical Bank Shoreline early in the second quarter of 2001. Our plan for the future is to operate in Michigan with three bank subsidiaries: Chemical Bank and Trust Company, headquartered in Midland; Chemical Bank West, with its main office in Cadillac; and Chemical Bank Shoreline, with headquarters located in Benton Harbor.

*I*n implementing the plan to restructure the Corporation into three bank subsidiaries, Chemical Bank Bay Area, Bay City; Chemical Bank Key State, Owosso; Chemical Bank Michigan, Clare; and Chemical Bank Thumb Area, Caro, were merged into Chemical Bank and Trust Company effective December 31, 2000. On the same date, Chemical Bank Central, Big Rapids; Chemical Bank Montcalm, Stanton; and Chemical Bank North, Grayling, were merged into Chemical Bank West. David Ramaker continues to serve as president and chief executive officer of Chemical Bank and Trust Company, while John Reisner retains his post as president and chief executive officer of Chemical Bank West. In January of 2001, James R. Milroy became president and chief executive officer of Shoreline Bank. Further, it has been determined that Chemical Bank South, Marshall, will continue to operate under its own charter for a period of time but could ultimately be consolidated into Chemical Bank Shoreline.

In our desire to maintain a "community bank" operation, the boards of directors of the Corporation's

> "We fully intend to remain an institution that allows local people to make most of the decisions that affect our customers."

… continued next page



ALOYSIUS J. OLIVER
President and Chief Executive Officer

seven subsidiaries that were merged into the two surviving institutions will continue to function as community bank advisory boards and the presidents of the consolidating banks will continue in their present positions as community bank presidents. Each community bank board will have representative membership on the main board of the subsidiary bank.

*W*e want to emphasize that this consolidation does not reflect any deviation from our long-term strategy of being a community banking organization. We fully intend to remain an institution that allows local people to make most of the decisions that affect our customers. Thanks to our electronic data processing capabilities and enhanced internal communications systems, few of our customers will ever be aware of the changes that we have made. They will still be doing business with the same Chemical Bank employees in the same Chemical Bank locations where they have always done business.

As a consequence of the merger and the consolidations, we anticipate special charges of approximately $10 million to $12 million for merger transaction costs, restructuring expenses and other nonrecurring outlays. It is anticipated that the majority of these special charges will be recorded in the first quarter of 2001.

In March of 2000, we acquired the Morrice and Evart (Michigan) offices of Old Kent Bank. The Morrice office was consolidated into Chemical Bank Key State and the Evart office was consolidated into Chemical Bank Central. Together, both of these offices, which are located in contiguous markets to our existing locations, had approximately $25 million in deposits at

the time the transactions closed.

At the Corporation's Annual Shareholders' Meeting last April, we noted the retirement of several directors in accordance with the provisions of our Directors' Retirement Policy. Robert Beacom, formerly the president and chief executive officer of Chemical Bank Michigan, retired from that bank's board. Joseph Johnston, a long-time business and civic leader in Clare, also retired from the Chemical Bank Michigan board after 23 years of service. Rose Duley-Gleason had been a director of Northern National Bank at the time our Corporation acquired it and remained on the Chemical Bank North board until this past year. Finally, William P. Howe, a civil engineer who joined the board of Chemical Bank Key State in 1986 when it was known as Key State Bank, also reached retirement age. We also noted the retirement of Douglas McKim from the St. Louis Advisory Board of Chemical Bank and Trust Company following 24 years of service. We thank these five individuals for their many contributions to the advancement of the Corporation and its banks and we wish them the very best in retirement.

*I*t has always been the policy of our board of directors to ensure that our shareholders receive tangible benefits from the progress we have made. In keeping with this policy, a 5 percent stock dividend approved by the board in December, 1999, was distrib-uted to shareholders in January, 2000. The combination of the 5 percent stock dividend and an increase in the cash dividend to $.22 per share resulted in a 10 percent increase in the first quarter 2000 cash dividend com-pared to the prior year. Then, subsequent to our

merger with Shoreline Financial Corporation, the board voted to increase the regular quarterly cash dividend on our common stock by 9.1 percent to $.24 per share. This new, higher dividend is payable to shareholders in March, 2001.

In January, 2001, the Federal Reserve System lowered short-term interest rates by a full percentage



point. At this point, it is difficult to forecast the future course of the economy, or to anticipate additional Federal Reserve moves. It is our intention, however, to stay the steady course that we have successfully followed for many years. To the extent that we can manage the changes that will occur in the coming year, we will do so. To the extent that we cannot control them, we will do our best to turn developments to our advantage. Over the long term, we remain optimistic about our Corporation's prospects for success in the months and years ahead.

Sincerely,

ALAN W. OTT
Chairman of the Board

ALOYSIUS J. OLIVER
President and Chief Executive Officer

*A*t Chemical Financial Corporation, we have learned that two characteristics make each of our Chemical Bank offices real community banks.

First, the decisions that are most important to our customers, including lending decisions, are made locally. We have senior officers and directors in the communities where Chemical Banks operate. They live and work among the people with whom they do business. They have the authority to make decisions that benefit each community and they can see the positive results of those everyday decisions.

Chemical Bank office managers are professional bankers. They take loan applications and work with their customers to get them approved. Their goal is to send every customer away after the first visit, confident that their needs have been met. When it is appropriate, a specialist such as a commercial lender or a trust officer visits customers at their locations, rather than asking customers to travel to see our specialists.

Second, our people know their customers and their customers know them. We encourage our employees to live in the communities in which they work. When people come into a Chemical Bank, we want them to feel that they are among friends. Those friendships are built not only at the bank but, over time, at local stores, schools, churches, civic organizations and service clubs. These relationships, in turn, help us give first-rate customer service.

Local decision-making and personal relationships. Put them together and you have a real community bank … a Chemical Bank.

COMMUNITY BANKING



*O*ur bank plays a big role in the Coleman area. We are the only bank in a small and close community. We take a sincere interest in this community and in serving it well. I think that is one of the principal reasons why we have such a good share of the banking business in our town, which speaks volumes about the place our bank has in this community.

Vera M. Marshall
Assistant Vice President and
Branch Manager
Chemical Bank and Trust Company
Coleman, Michigan

Coleman

Cadillac

Morrice

Evart







We rely heavily on our directors and community bank board members; they are our ambassadors in the community. And all of our branch managers have many years of experience. We let them use their own good judgment. They approve loans, often making the decision while the customer is still in the office. That is the kind of service customers appreciate.

John A. Reisner
President
Chemical Bank West
Cadillac, Michigan

*I*think we know what services people need or want. We have everything from retail checking accounts to the various elements of a complex commercial banking relationship. That might involve deposits, loans and credit lines, short-term investments, electronic tax payments, payroll services and employee benefit plans. Even a sophisticated corporate service like Cash Management has an important place in small markets like ours. Basically, we are just what the people and businesses in this area want us to be … a small town bank with many of the products and services found at much larger institutions.



Rodney R. Loomis
Senior Vice President
Chemical Bank and Trust Company
AuGres, Michigan

*I*n the fast-changing world of financial services, Chemical Financial Corporation banks have placed a high priority on developing new services to complement those that commercial banks have featured for many decades.

Traditional banking services, of course, remain at the core of our business. We offer checking accounts for consumers and corporations. We strive to pay competitive interest rates on our wide range of savings accounts and certificates of deposit in order to satisfy and meet the requirements of most savers.

Loans of all types have long been the other staple of our business. We make unsecured installment loans and finance cars, trucks, recreational vehicles and boats. We make commercial loans of all sorts and both residential and commercial mortgage loans are significant parts of our business.

Deposits and loans, however, are only part of our business. Trust services are of significant importance to our profitability. We administer trusts of all types. Our ChemVest Advantage service allows our customers to invest in a diversified portfolio of mutual funds tailored to each client's situation and risk profile. And, among many other things, we offer a full range of retirement services, ranging from IRAs for individuals to 401(k) and pension plans for corporations.



Title insurance sales have become a companion service to our mortgage lending activity. Another line of business complementing our traditional banking products is our financial planning service which offers alternative investments such as the sale of mutual funds and annuities. Our full-line insurance agency enhances our complete package of financial services for our customers.

Taking deposits and making loans will always be an important part of our business. But Chemical Financial Corporation subsidiary banks are thinking and acting well beyond the traditional parameters as they strive to become even more supportive of their customers in the 21st century.

---

*I*n my job, I can see that we have a great variety of services. And I know that our fees and rates must be competitive because, if they weren't, I'd be one of the first to hear about it. People can usually get what they want when they come to our bank. Sometimes, customers ask questions that I can't answer. But there is always someone here who can take care of them. I have never had to suggest that one of my customers should go outside of our building to get a service that we didn't offer.



Jaime Osborn
Teller
Chemical Bank West
Big Rapids, Michigan

*U*sing technology to provide superior customer service is a fundamental business strategy at Chemical Financial Corporation. But we have never substituted technology for the personal service that has always been the hallmark of a Chemical Bank.

The heart of our data processing operations is an IBM mainframe computer, operating Kirchman Corporation's Dimension banking system. This system makes our internal operations more efficient and gives us the ability to improve customer service and expand our product offerings. It provides our front-line employees with the information they need to better serve our customers. Also, the Dimension system provides our customer service representatives the needed information to allow them to make many decisions that previously had to be referred to a supervisor or to another department within the bank.

We offer services like ChemConnect home banking that allows our customers to check account balances, transfer funds between accounts and make loan payments online. When the enhanced ChemConnect II debuts in early 2001, customers will be able to access their accounts via the Internet to pay bills online, make transfers and download account information to their personal computers. Increasing numbers of commercial customers are using our Cash Management service that links a checking account, a revolving line of credit and an overnight investment account and automatically moves funds among them within predetermined limits.

We operate 95 ChemKey automated teller machines (ATMs) at many Chemical Bank offices and at off-premises locations. These machines handle approximately four million transactions each year. In addition, our customers benefit from the use of a ChemKey debit card, which functions either as an electronic check at the point of sale, or as an ATM card. ChemKey debit cards can be used to pay for goods and services electronically at thousands of retail establishments around the world. Shoreline Bank, which became part of Chemical Financial Corporation in January 2001, operates an additional 31 ATMs in their respective markets.

As a community banking organization, we are firmly committed to offering our customers the benefits that proven technology can provide.

TECHNOLOGY

*O*ver the last ten years, there has been a great deal of change in the technology we use. Mutual funds can now be traded electronically, investment portfolios can be created and modeled automatically and customers can access their accounts via the telephone or the Internet. Technology is expanding our customer service and also delivering added value at less cost. It's an exciting time!



Jude T. Patnaude
Senior Vice President and
　Trust Officer
Chemical Bank and Trust Company
Midland, Michigan

*W*hen the Dimension system was implemented, it opened up a whole new world of information available at the branches. Now, our tellers can go to a terminal and get the information that the customers want right on the spot. The information is displayed in a user-friendly manner that makes it easy for our tellers and branch people to use the system and get the information they need in an efficient manner. Requests can be completely taken care of before the customer leaves the bank.

Tamara ("Tammy") Kent
Assistant Vice President and
Operations Officer
Chemical Bank West
Grayling, Michigan





*B*ecause this is a small town, it can be difficult to find people to do everything that needs to be done here. So we place a high priority on trying to fill some of that void. I am a Chamber of Commerce director. All of us put a lot of time and energy into the Business Expo that is held each year and the Chamber's annual Christmas Craft Fair. We know that it is our responsibility to be "out there" in every way we can and help Lakeview be the kind of community we all want it to be.

Amy Andersen
Assistant Vice President and
    Branch Manager
Chemical Bank West
Lakeview, Michigan



*W*e are involved in many projects and organizations within our communities. It is hard to say which ones are the most significant. We know we have a responsibility to make a difference throughout the communities we serve. Our officers, employees and our bank directors spend immeasurable hours in community service. I sometimes wonder how we get everything done, but we do because we know just how important it is.

Judith Borowitz
President
Chemical Bank
        South
Marshall, Michigan



*A*t Chemical Financial Corporation, we take our responsibility to be a good corporate citizen very seriously. Like any successful corporation, we provide financial support for a wide range of institutions and projects, from youth service organizations to local hospitals to ice rinks. We sponsor sports leagues and pay for materials that schools use to teach their students how to use bank accounts. We have even provided scoreboards for high school football fields.

Our employees are also generous with their own money. They sponsor customers and fellow employees who participate in charity walk-a-thons. They buy (and sell) candy and cookies to raise money for schools and youth activities. Also, annual United Way drives have had noteworthy success at Chemical Banks.



Corporate and personal cash contributions, however, will never have as much impact as the time, talent and energy that Chemical Bank employees give to their communities.

Many of the Chambers of Commerce within our market areas have a Chemical Bank employee on their board of directors and, often, among their past presidents. Employees serve as officers of economic development corporations and community foundations. Some serve as volunteer leaders of arts organizations and private foundations. Others wield hammers and paint brushes on Habitat for Humanity houses or clerk at 4-H animal auctions. Local parades, festivals and beautification projects inevitably look to Chemical Banks for both leadership and volunteer labor.

Local governments always need capable people to serve as elected and appointed officials. We support our people when they seek these responsibilities. Chemical Bank employees serve as township trustees and treasurers, school board members and zoning board commissioners.

With the enthusiastic participation of our employees, we believe it is fair to say that Chemical Banks are helping to make every community where we do business a better place to live, work and raise a family.

*A*t Chemical Financial Corporation, we have always understood that our organization will grow and prosper only if the communities we serve grow and prosper as well.

We believe that people must know and trust you before they will want to do business with you. There are a number of reasons why we are known, and trusted. One of the most important is our physical presence. We have 118 banking offices, including 30 branch offices of Shoreline Bank, which were acquired in January 2001. In some cases, we are the only bank in town. Even more significant, however, is



the fact that most of our employees live in the communities where they work. They shop in town. They send their children to local schools.

Often, they fill leadership roles in civic and business organizations and contribute to the quality of life in the community.

We build on our physical presence and the activities of our employees by bringing the best aspects of a true community bank to Main Street. Our lenders help people see their dreams become realities, whether those dreams involve a new home or a business expansion or any other goal. In short, we strive every day to prove that we truly mean it when we say, "We're here to help you."

Finally, we endeavor to operate in a manner that demonstrates that Chemical Banks are strong banks and good financial partners for individuals, families and businesses, large and small.

It is our desire, then, that Chemical Bank customers not only remain Chemical Bank customers, but also recommend "their" bank to relatives, friends, business associates and newcomers to the community. We have worked long and hard to earn a reputation of being a first rate community bank and we intend to work just as hard to maintain it in the years ahead.

OUR REPUTATION



*P*eople here in town recognize most of us who work at Chemical Bank, and we get a lot of positive feedback from them. A great many of the people who bank here are long-time customers. I can see when I wait on them that we have a positive image around town because of our friendliness and because we have the products and services that people need and want. As a teller, I open quite a few new accounts and these new customers tell me that they are going to do business with us because they think we are a friendly, helpful hometown bank.

Aubrey Marshall
Teller
Chemical Bank and Trust Company
Caro, Michigan



I think we have a good reputation. People like doing business with a local bank where many staff members stay on the job a long time. And whether we are dealing with an individual or a business customer, we always do our best to give good service because we realize that we are dealing with things that are very important to people.

Lori Edington
Vice President and Mortgage
    Department Manager
Chemical Bank and Trust Company
Owosso, Michigan

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF INCOME

| | Years Ended December 31 | | |
	2000	1999	1998
		(In thousands, except per share data)	
Interest income	$131,085	$121,703	$121,092
Interest expense	54,035	47,071	49,146
Net Interest Income	77,050	74,632	71,946
Provision for loan losses	487	483	964
Net interest income after provision for loan losses	76,563	74,149	70,982
Noninterest Income			
Trust services revenue	4,263	3,878	3,554
Service charges on deposit accounts	6,616	5,885	5,487
Other charges and fees for customer services	5,422	4,764	4,515
Gains on sales of loans	303	738	1,536
Other	760	952	1,059
Total noninterest income	17,364	16,217	16,151
Operating Expenses			
Salaries, wages and employee benefits	30,425	29,730	28,895
Occupancy	4,551	4,437	4,372
Equipment	3,747	3,411	2,988
Other	12,137	11,408	12,052
Total operating expenses	50,860	48,986	48,307
Income before income taxes	43,067	41,380	38,826
Federal income taxes	14,061	13,671	12,780
Net Income	$ 29,006	$ 27,709	$ 26,046
Net Income per Share			
Basic	$2.07	$1.96	$1.84
Diluted	2.06	1.94	1.82
Cash Dividends per Share	.88	.80	.73

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | December 31 | |
	2000	1999
	(Dollars in thousands)	
Shareholders' Equity at Beginning of Year	$249,581	$241,839
Net income	29,006	27,709
Cash dividends paid	(12,342)	(11,315)
Shares issued upon exercise of employee stock options (including related tax benefit)	237	264
Shares issued from stock purchase plan	282	299
Repurchase of shares (125,964 in 2000 and 130,950 in 1999)	(3,263)	(4,155)
Net change in unrealized gains (losses) on securities available for sale	5,228	(5,060)
Shareholders' Equity at End of Year	$268,729	$249,581

Condensed Consolidated Statement of Financial Position

	December 31	
	2000	1999
	(In thousands)	
Assets		
Cash and due from banks	$ 95,047	$ 98,827
Federal funds sold	102,700	73,960
Interest-bearing deposits with unaffiliated banks	5,058	11
Investment securities:		
Available for sale	433,289	428,040
Held to maturity	213,165	243,413
Total investment securities	646,454	671,453
Loans:		
Commercial	156,953	157,721
Real estate construction	46,559	34,510
Real estate commercial	144,182	120,990
Real estate residential	495,229	457,018
Consumer	242,953	238,778
Total loans	1,085,876	1,009,017
Less: Allowance for loan losses	18,240	18,190
Premises and equipment	21,969	21,570
Accrued income and other assets	34,560	33,728
Total Assets	**$1,973,424**	$1,890,376
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	$ 286,889	$ 258,061
Interest-bearing	1,319,328	1,303,641
Total deposits	1,606,217	1,561,702
Short-term borrowings	78,186	61,893
Interest payable and other liabilities	20,292	17,200
Total liabilities	1,704,695	1,640,795
Shareholders' equity	268,729	249,581
Total Liabilities and Shareholders' Equity	**$1,973,424**	$1,890,376

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors of Chemical Financial Corporation

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated statement of financial position of Chemical Financial Corporation and subsidiaries at December 31, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000 (not presented separately herein) and in our report dated January 16, 2001, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Detroit, Michigan
January 16, 2001

NET INCOME

Net income for 2000 was $29 million, up 4.7% from 1999 net income of $27.7 million. Diluted earnings per share were $2.06, up 6.2% above 1999. The increases in net income and earnings per share were attributable to increases in both net interest income and noninterest income.

NET INTEREST INCOME

Net interest income, on a fully taxable equivalent (FTE) basis, is the difference between interest income and interest expense and reflects adjustments made to the yields on tax-exempt assets in order to analyze tax-exempt income and fully taxable income on a comparable basis. The single most important component in analyzing the results of the Corporation's operations is net interest income. Net interest income (FTE) comprised 81.9% of net revenues in 2000, compared to 82.4% in 1999.

For 2000, net interest income on a fully taxable equivalent basis was $78.6 million, an increase of $2.6 million, or 3.4%, over 1999 net interest income of $76.1 million. The increase was primarily attributable to growth in average loans, interest-bearing and noninterest-bearing deposits and shareholders' equity. Average loans increased $75.6 million, or 7.9%, average interest-bearing deposits increased $23.8 million, or 1.8%, average noninterest-bearing deposits increased $10.8 million, or 4.1%, and average shareholders' equity increased $12.5 million, or 5.1%, during 2000.

Although interest rates were anything but stable over the 24-month period ended December 31, 2000, the Corporation's net interest margin remained constant, at 4.30% in both 2000 and 1999. The net interest margin remained stable and net interest income increased, even though the Corporation realized a slight reduction of 14 basis points in the net interest spread during 2000, as compared to 1999. The net interest spread is the difference between the average yield on earning assets and the average cost of interest-bearing liabilities. The net interest spread was 3.37% and 3.51% in 2000 and 1999, respectively.

NONINTEREST INCOME

Noninterest income increased $1.15 million, or 7.1%, during 2000 over the prior year. The Corporation realized significant increases in four categories of noninterest income. Service charges on deposit accounts increased $.73 million, or 12.4%, trust services revenue grew $.39 million, or 9.9%, fees for customer services increased $.70 million, or 41.9%, and ATM fees increased $.15 million, or 9.4%. These increases were partially offset by a decline in gains and fees realized on the sale of residential mortgage loans in the secondary market of $.56 million, or 41.5%, and other noninterest income declines of $.26 million.

Net Income Per Share
(Diluted)
(In dollars)



Net Income
(In thousands of dollars)



OPERATING EXPENSES

Operating expenses increased 3.8% in 2000 over 1999. The increase was attributable to the following:

Personnel costs, including employee benefits, were up just 2.3%. As of December 31, 2000, the Corporation had 943 employees on a full-time equivalent basis, which was a 3.6% reduction in employees from the prior year-end.

Occupancy and equipment expenses increased $.45 million, or 5.7%, with the increased depreciation expense associated with branch acquisitions and an increase in information technology expenses accounting for the majority of this increase.

Other operating expenses increased $.7 million, or 6.4%. The majority of this increase was attributable to costs associated with the acquisitions of two branch banking offices, in Evart and Morrice (Michigan) with total deposits of approximately $25 million, and increased FDIC premiums.

Loan Composition
December 31, 2000



Commercial and Agricultural Loans 14.4%
Real Estate Construction Loans 4.3%
Real Estate Commercial Loans 13.3%
Consumer Loans 17.7%
Home Equity Loans 6.3%
Real Estate Residential Loans 44.0%

ASSET QUALITY

The management of credit risk is a fundamental component of the Corporation's business. The Corporation maintains a conservative loan policy and strict credit under-writing standards, as well as strong administrative, reporting and loan review controls. These fundamentals are strengthened by the Corporation's practice to generally make loans only in those markets served by its subsidiary community banks. These practices have resulted in the Corporation maintaining strong asset quality, historically above average, based on industry norms. As of December 31, 2000, the composition of the Corporation's loan portfolio was 50.3% residential real estate and home equity loans, 32% commercial and commercial real estate loans and 17.7% consumer loans.

As of December 31, 2000, total nonperforming assets were $2.1 million, or .10% of total assets, a reduction from last year's ratio of .19%.

CAPITAL

Capital provides the foundation for future growth and expansion. The major component of capital is shareholders' equity.

Shareholders' equity was $268.7 million as of December 31, 2000, up $19.1 million, or 7.7%, from the prior year-end. The majority of the increase was attributable to retained net income. During 2000, the Corporation repurchased 125,964 shares of its common stock at an average price of $25.88 per share. As of December 31, 2000, shareholders' equity represented 13.6% of total assets and the Corporation's total risk-based capital ratio was 26.6%.

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CHEMICAL BANK CENTRAL

DIRECTORS

JACK R. BENEDICT
President
The Benedict Manufacturing Co.

JOHN CURRIE
Currie's Amoco

BRUCE M. GROOM
Senior Vice President and
Senior Trust Officer
Chemical Bank and Trust Co.

KARL W. LINEBAUGH
President and
Chief Executive Officer

RONALD MOHNKE
President
Mohnke Funeral Home, Inc.

LINDA L. H. MYERS
Assistant Superintendent
Mecosta-Osceola
Intermediate School District

ALOYSIUS J. OLIVER
President and
Chief Executive Officer
Chemical Financial Corporation

DAVID L. PORTEOUS
Attorney at Law
Porteous Law Office P.C.

WILLIAM R. PRUITT
Pruitt-Livingston Funeral Home

FRANKLIN C. WHEATLAKE
Chairman
Wheatlake Enterprises

JOSEPH M. WOLSCHLEGER, M.D.
Internal Medicine

OFFICERS

ALOYSIUS J. OLIVER
Chairman

KARL W. LINEBAUGH
President and
Chief Executive Officer

PHILIP R. KEATING
Executive Vice President

Vice Presidents

DAVID J. LANGWORTHY
MARY WITHERS
BRIAN YOUNGS

Assistant Vice Presidents

JAMES GARRETT
JEAN A. MISENAR
MARJORIE A. RATHBURN

Assistant Cashiers

TERESA ALLEN
KENDA DIESON
JUDY GARNER
KRISTA MARTINY
JANET ROWLAND
MARY K. SUCKOW

Auditor

ROBERT D. GAMMONS

CHEMICAL BANK MICHIGAN

DIRECTORS

JOHN M. BICKNELL
Retired Retailer

DAVID D. CLARKE
Crop Farmer

VINCENT L. DEMASI
Owner
Clare Hardware

RICHARD DEAN DOHERTY
A.J. Doherty Motor Inns, Inc.

WAYNE FRUCHEY
Retired
Fruchey Foods, Inc.

CHARLES F. KINNEY
Senior Vice President
Chemical Bank and Trust Co.

DENNIS J. LAFLEUR
President and
Chief Executive Officer

MARK D. MANN
President
Mann Construction, Inc.

CLAY MAXWELL
Maxwell Seed Farms

RICHARD M. MOSER
Owner
Woods Household
Furniture & Appliances

BETTY M. MUSSELL
Community Volunteer

JOSEPH F. MYERS
Myers for Tires

WILLIAM C. ODYKIRK
Ody Enterprises

DAVID B. RAMAKER
President and
Chief Executive Officer
Chemical Bank and Trust Co.

ALBERT F. WENTWORTH
Dairy Farmer

OFFICERS

DAVID B. RAMAKER
Chairman

DENNIS J. LAFLEUR
President and
Chief Executive Officer

Senior Vice Presidents

JAMES A. ALLEN
RODERICK F. BEAMISH
RONNIE L. POWELL
JAMES P. RAFFENAUD

Vice Presidents

JANET GILLARD
STEVEN J. KINGSBURY
RICHARD L. LAUER
TAMMY L. MILLER

Comptroller

BRENDA J. HAVENS

Assistant Vice Presidents

CHARLES AMBLE
STEPHANIE COOPER
ELAINE DUNKLE
ROBIN R. GROVE
LINDA C. HALL
CHRISTINE J. LAWSON
VERA M. MARSHALL
DAVID T. PRAWDZIK
SUSAN D. SPEARY
LORI STOUT
STANLEY L. WARNER

Assistant Cashiers

THEOLA CLEVELAND
HILDA FLETCHER
JUDITH A. GROVE
TINA M. LEHMANN
SUE E. WHITE

Auditor

JENNIFER ABRAMS

CHEMICAL BANK NORTH

DIRECTORS

WILLIAM L. CAREY
Attorney at Law

JERRY M. DeWITT
Developer

RICHARD D. HACKER
Owner
Hacker's Yamaha & Honda

ROBERT JANSEN
Owner
Jansen Plumbing & Heating

PAUL B. LERG
Assistant Superintendent
Crawford AuSable Schools

ALOYSIUS J. OLIVER
President and
Chief Executive Officer
Chemical Financial Corporation

MARK D. RUHLE
Senior Vice President
Chemical Bank and Trust Co.

G. JOE SWAIN
President and
Chief Executive Officer

JERRY WALKER
Retired
Jack Millikin, Inc.

OFFICERS

ALOYSIUS J. OLIVER
Chairman

G. JOE SWAIN
President and
Chief Executive Officer

Senior Vice President

RANDALL A. SEYMOUR

Vice Presidents

MARK W. FURST
SHARON NIEBRZYDOWSKI
J. ELAINE SWEENEY

Assistant Vice Presidents

TAMARA L. KENT
SHELBY J. NORMAN
JANE A. RANDALL
ANDREA M. WEISS

Assistant Cashiers

JAY T. DUKE
SANDRA L. EGBERS
CONNIE MINNICK
CAROL D. WHITE

Auditor

TRACY NICHOLS



JAMES A. CURRIE

Investor



MICHAEL L. DOW

Investor



TERENCE F. MOORE

President and
Chief Executive Officer
MidMichigan Health



ALOYSIUS J. OLIVER

President and
Chief Executive Officer
of the Corporation



ALAN W. OTT

Chairman,
Retired, Former President
and Chief Executive Officer
of the Corporation



FRANK P. POPOFF

Retired, Former Chairman,
President and
Chief Executive Officer
The Dow Chemical Company



LAWRENCE A. REED

Retired, Former President and
Chief Executive Officer
Dow Corning Corporation



WILLIAM S. STAVROPOULOS

Chairman
The Dow Chemical Company



EXECUTIVE MANAGEMENT COMMITTEE

(from left to right) DAVID B. RAMAKER,
WILLIAM C. LAUDERBACH, ALOYSIUS J. OLIVER,
BRUCE M. GROOM and LORI A. GWIZDALA

EXECUTIVE OFFICERS

ALAN W. OTT
Chairman

ALOYSIUS J. OLIVER
President and
Chief Executive Officer

DAVID B. RAMAKER
Executive Vice President and
Secretary

BRUCE M. GROOM
Senior Vice President and
Senior Trust Officer
Chemical Bank and Trust
Company

LORI A. GWIZDALA
Senior Vice President, Chief
Financial Officer and Treasurer

WILLIAM C. LAUDERBACH
Senior Vice President and
Investment Officer
Chemical Bank and Trust
Company

OFFICERS

GLENN SWEENEY
Vice President and
Corporate Auditor

JOSEPH W. TORRENCE
Vice President and Corporate
Human Resources Officer

DAVID P. VERMILYE
Vice President

THEODORE J. GROENING
Assistant Vice President and
Assistant Financial Officer

SANDRA BARGERON
Assistant Vice President and
Auditor

MARIANNE C. BIRD
Director of Marketing

JONATHAN P. BUSHEY
Corporate Loan Review Officer

ROBERT E. SUTTON
Corporate Compliance Officer

CHERYL HASSEN
SWARTHOUT
Corporate Training Officer

THE COMPANY

Chemical Financial Corporation is a registered bank holding company headquartered in Midland, Michigan, that operated ten bank affiliates with eighty-eight banking offices in twenty-four counties located generally across the midsection of Michigan's lower peninsula throughout 2000. Because the Corporation is a bank holding company, its principal operations are conducted by its subsidiaries. All of the Corporation's subsidiary banks are state banks and offer the full range of services normally associated with commercial banking. The Corporation's lead bank is Chemical Bank and Trust Company, headquartered in Midland, Michigan. Trust services are provided by the lead bank directly to customers of the Corporation's other subsidiary banks through service agreements with each bank.

On December 31, 2000, the Corporation merged nine of its subsidiary banks into two, Chemical Bank and Trust Company, headquartered in Midland, and Chemical Bank West, headquartered in Cadillac. On January 9, 2001, the Corporation completed its merger with Shoreline Financial Corporation, a one-bank holding company, headquartered in Benton Harbor, Michigan.

The Corporation owns a bank-related company, CFC Data Corp, which provides data processing services primarily to the Corporation's subsidiary banks.

The Corporation operates a property and casualty insurance agency and a title services company through subsidiaries of its lead bank.

The Corporation serves as controlling shareholder and maintains systems of financial, operational and administrative controls that permit centralized evaluation of subsidiary operations. The Corporation also provides assistance to its subsidiaries in selected functional areas including accounting, operations, marketing, investments, central purchasing, financial planning, internal auditing, loan quality control, training, compliance with regulatory requirements and personnel.

STOCK INFORMATION

Chemical Financial Corporation common stock trades on The Nasdaq Stock Market® under the symbol CHFC. As of December 31, 2000, there were eight registered market makers of Chemical Financial Corporation common stock: A.G. Edwards & Sons, Inc.; Herzog, Heine, Geduld, Inc.; Keefe, Bruyette & Woods, Inc.; Raymond, James & Associates; Schwab Capital Markets; Sherwood Securities Corp.; Spear, Leeds & Kellogg; and Stifel, Nicolaus & Company. The approximate number of shareholders of record at December 31, 2000 was 4300. Analysts, investors, shareholders, and others seeking financial or general information about the Corporation are invited to contact Aloysius J. Oliver, President and Chief Executive Officer, or Lori A. Gwizdala, Senior Vice President and Chief Financial Officer. Telephone (517) 839-5350.

SHAREHOLDER ASSISTANCE

Inquiries related to shareholder records, change of name, address or ownership of stock, and lost or stolen certificates can be directed to either of the following transfer agents and registrars:

Computershare Investor Services, LLC
2 N. LaSalle Street
P.O. Box A3504
Chicago, Illinois 60602-3504
Telephone: 1-800-942-5909

Chemical Bank and Trust Company
Attention: Co-Transfer Agent
333 East Main Street
Midland, Michigan 48640
Telephone: (517) 839-5236

DIVIDEND REINVESTMENT

The Corporation offers a dividend reinvestment program through Computershare Investor Services, LLC, whereby shareholders may reinvest their Chemical Financial Corporation dividends in additional shares of the Corporation's stock. Participating shareholders also may invest up to $3,000 in additional funds each quarter for the purchase of additional shares. Information concerning this optional program is available from either of the transfer agents shown above or the Corporate Office of Chemical Financial Corporation, P.O. Box 569, Midland, Michigan 48640-0569. Telephone (517) 839-5350.

DIVIDEND DIRECT DEPOSIT

Shareholders of the Corporation may have their dividends deposited into their savings or checking account at any bank that is a member of the National Automated Clearing House system. Information describing this service and an authorization form can be requested from either of the transfer agents shown above or the Corporate Office of Chemical Financial Corporation, P.O. Box 569, Midland, Michigan 48640-0569. Telephone (517) 839-5350.

ANNUAL MEETING

The annual meeting of the shareholders will be held at the Midland Center for the Arts, 1801 W. St. Andrews Drive, Midland, Michigan, on Monday, April 16, 2001, at 2:00 P.M.

CORPORATE INFORMATION

Chemical Financial Corporation
333 East Main Street
P.O. Box 569
Midland, Michigan 48640-0569
Telephone: (517) 839-5350
Fax: (517) 839-5255
Internet: www.chemicalbankmi.com

EQUAL OPPORTUNITY EMPLOYER

Chemical Financial Corporation and its subsidiaries are equal opportunity employers.

FORM 10-K

A copy of the Corporation's Annual Report on Form 10-K, including the financial statements and financial statement schedules, as filed with the Securities and Exchange Commission, may be obtained without charge upon written request to Lori A. Gwizdala, Chief Financial Officer of the Corporation, at P.O. Box 569, Midland, Michigan 48640-0569.

Chemical Financial Corporation

333 East Main Street
P.O. Box 569
Midland, Michigan 48640-0569
Telephone: (517) 839-5350
Fax: (517) 839-5255

www.chemicalbankmi.com